Filed by TIAA-CREF Funds (Commission File No. 811-09301)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Funds, Inc. (Commission File No. 811-05309)

NUVEEN HIGH INCOME BOND FUND

Your vote makes a difference. Please vote TODAY!

Shareholder Name

Address

Address

Address

Reference Number:

URGENT NOTICE - UPCOMING SHAREHOLDER MEETING

Dear Nuveen High Income Bond Fund Shareholder:

Earlier this year, we mailed you proxy materials that outlined a proposed reorganization of the Nuveen High Income Bond Fund (the “Target Fund”) into the TIAA-CREF High-Yield Fund (the “Acquiring Fund”). The proposed Reorganizations will allow shareholders of the Target Fund to continue their investment in a taxable fixed-income fund with investment objectives and strategies that are similar but differ in certain respects and with comparable historical performance over the past five years. In addition, shareholders of the Target Fund are expected to recognize cost savings as a result of the Acquiring Fund’s lower total annual operating expenses. After careful consideration of the potential benefits and costs, your Board of Directors recommends that you vote FOR the proposal.

We have not yet received your vote. We urge you to vote before June 7, 2019, the date of your fund’s Special Shareholder Meeting. By taking a moment to vote now, you save the fund the additional cost of further mailings and phone calls.

Voting takes only a few minutes and can be done over the phone by calling 1-866-864-0471 (toll free) between 9:00 a.m. and 11:00 p.m. Eastern time, Monday through Friday and between 12:00 p.m. and 6:00 p.m. Eastern time on Saturday.

You will be connected with a representative of Computershare Fund Services, the firm assisting Nuveen in the effort of gathering votes. You will be asked for the reference number above in order to locate your voting record. The representative will not have access to your confidential information and the telephone line is also recorded for your protection. After the call, you will receive a confirmation of your vote by mail.

Thank you for your consideration of this proposal and for investing with Nuveen.

Sincerely,

Christopher M. Rohrbacher

Vice President and Secretary

NUVEEN HIGH INCOME BOND FUND

Your vote makes a difference. Please vote TODAY!

Shareholder Name

Address

Address

Address

Reference Number:

URGENT NOTICE - UPCOMING SHAREHOLDER MEETING

Dear Nuveen High Income Bond Fund Shareholder:

In response to your request to no longer be contacted by telephone, please know that your number has been removed from our list. However, our records indicate that we still have not received your vote. Your voice is critical in this proxy vote process. This is a very important vote, and a minimum number of votes must be received prior to the special shareholder meeting on June 7, 2019. It is important that we obtain your vote prior to that meeting if you do not plan to attend in person.

Earlier this year, we mailed you proxy materials that outlined a proposed reorganization of the Nuveen High Income Bond Fund (the “Target Fund”) into the TIAA-CREF High-Yield Fund (the “Acquiring Fund”). The proposed Reorganizations will allow shareholders of the Target Fund to continue their investment in a taxable fixed-income fund with investment objectives and strategies that are similar but differ in certain respects and with comparable historical performance over the past five years. In addition, shareholders of the Target Fund are expected to recognize cost savings as a result of the Acquiring Fund’s lower total annual operating expenses. After careful consideration of the potential benefits and costs, your Board of Directors recommends that you vote FOR the proposal.

By taking a moment to vote now, you save the fund the additional cost of further mailings and phone calls.

Voting takes only a few minutes and can be done over the phone by calling 1-866-864-0471 (toll free) between 9:00 a.m. and 11:00 p.m. Eastern time, Monday through Friday and between 12:00 p.m. and 6:00 p.m. Eastern time on Saturday.

You will be connected with a representative of Computershare Fund Services, the firm assisting Nuveen in the effort of gathering votes. You will be asked for the reference number above in order to locate your voting record. The representative will not have access to your confidential information and the telephone line is also recorded for your protection. After the call, you will receive a confirmation of your vote by mail.

Thank you for your consideration of this proposal and for investing with Nuveen.

Sincerely,

Christopher M. Rohrbacher

Vice President and Secretary

NUVEEN HIGH INCOME BOND FUND

Shareholder Meeting – June 7, 2019

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on an important proposal regarding your fund. Unless a sufficient number of shareholders vote by June 7, 2019, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement this proposal, incurring additional proxy solicitation costs. The Shareholder Meeting will reconvene on June 7, 2019 at 2:00 p.m. Central Time at the offices of Nuveen, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD OF DIRECTORS RECOMMENDS YOU VOTE “FOR” THE PROPOSAL.

Please vote now to help your fund avoid further adjournments.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus for your fund at http://www.nuveenproxy.com/Mutual-Fund-Proxy-Information/.

The proposed reorganization of the Nuveen High Income Bond Fund (the “Target Fund”) into the TIAA-CREF High-Yield Fund (the “Acquiring Fund”) is an outgrowth of Nuveen’s larger effort to integrate the investment teams responsible for fixed-income strategies across Nuveen, including the teams that manage the Target Fund and the Acquiring Fund. In light of the combination of investment teams, Nuveen determined that maintaining similar taxable fixed-income funds would be inefficient and confusing to the marketplace, and therefore proposed that the Target Fund be reorganized into the Acquiring Fund. The proposed Reorganizations will allow shareholders of the Target Fund to continue their investment in a taxable fixed-income fund with investment objectives and strategies that are similar but differ in certain respects and with comparable historical performance over the past five years. In addition, shareholders of the Target Fund are expected to recognize cost savings as a result of the Acquiring Fund’s lower total annual operating expenses.

1.	VOTE ONLINE - Log on to the website listed on the enclosed proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card, then return it in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call the proxy soliciting agent at 866-864-0471 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. Eastern Time and Saturday, from 12:00 p.m. to 6:00 p.m. Eastern Time. Thank you for your prompt attention to this matter.

Hi, this is Joe Marks, Vice President of Shareholder Services with Nuveen.

I’m calling to ask for your vote on the proposed merger of your fund, the Nuveen High Income Bond Fund into the TIAA-CREF High-Yield Fund at the Special Meeting of Shareholders on June 7, 2019. If approved, shareholders are expected to recognize cost savings as a result of the TIAA-CREF High-Yield Fund’s lower total annual operating expenses.

As one of our valued shareholders, your participation in this vote is needed. You should have received materials related to the special meeting which included instructions on how to easily vote your shares by mail, over the phone or online.

If you do not have your materials, you can vote by calling our proxy agent services line, toll free at 1-866-864-0471

We greatly appreciate your time and your investment in the Nuveen Mutual Funds.